EXHIBIT 6
February 15, 2006
BY FACSIMILE & FEDEX
J. Steven Whisler
Chairman of the Board and Chief Executive Officer
Phelps Dodge Corp.
One North Central Avenue
Phoenix, AZ 85004
Dear Mr. Whisler:
Thank you for your offer to discuss the possibility of our taking a board seat at Phelps Dodge. We have decided, however, that we can continue to be a more effective voice for shareholder interests by remaining independent. As one vote among twelve individuals who neither own a significant investment in Phelps Dodge nor have to date shown any great interest in engaging with us, we do not see any greater ability to effect change by joining your Board.
We have decided instead to continue to express our opinions publicly, for the benefit of other owners of the company, rather than privately to a board which outnumbers us and which has virtually no stock participation nor common interests with shareholders.
As we have said in the past, Phelps Dodge is significantly over-capitalized. The recent dividends have not gone far enough to address the company’s bloated balance sheet.
Copper prices (both in the spot and futures markets) have risen dramatically since we first wrote to you and now the company is more vulnerable to a takeover than ever before.
Your competitors are now uniformly long excess capital and short of large-scale copper projects. Phelps Dodge, with its exceptional pipeline of near-surface, low-cost projects, is surely an attractive target. A significant buyback of stock is not only the right thing to do for your shareholders; it is your surest guaranty of independence from a cash-rich, copper poor competitor.
If, however, the current board of directors is not prepared to do what is in the best interests of shareholders — to return this excess capital — then we are prepared to work with other shareholders and/or potential acquirers in order to maximize value for the owners of the company. To that extent, we have engaged outside advisers to help us formulate our options. As your largest shareholder, we want to ensure that the company takes these important steps, either with the board’s leadership or not.
Sincerely,

/s/ Timothy R. Barakett	/s/ David Slager

Timothy R. Barakett	David Slager
Chairman	Vice Chairman
Cc: Board of Directors